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                     SECURITY ASSOCIATES INTERNATIONAL, INC.

                 [SECURITY ASSOCIATES INTERNATIONAL, INC. LOGO]
                             ----------------------

                     SUPPLEMENT NO. 4 DATED OCTOBER 15, 1999
                       TO PROSPECTUS DATED APRIL 22, 1998

         On October 20, 1997, we commenced our offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share, warrants to purchase up to 2,000,000 shares of common stock and 778,088 shares of common stock which may be offered for sale by certain of our stockholders. On April 22, 1998, an additional 1,000,000 shares of our common stock were registered for sale by certain other stockholders. As of October 13, 1999, 261,492 shares of common stock and warrants to purchase 121,104 shares of common stock have been issued by SAI under this Prospectus. This Supplement No. 4 updates, amends and supplements certain information contained in the Prospectus and must be read in conjunction with the Prospectus in Supplements No. 1, 2, and 3. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the Prospectus.

1. The section of the prospectus entitled "Certain Transactions" is hereby amended and supplemented as follows:

         On September 30, 1999, SAI entered into the Second Amendment to Security Associates International, Inc. Common Stock Subscription and Purchase Agreement with TJS Partners, L.P., SAI's principal stockholder. Pursuant to this agreement: (i) $10,000,000 of subordinated debt and accrued interest owed by SAI to TJS Partners, L.P., (ii) 66,910 shares of Convertible Preferred Stock; and,
(iii) 500,000 shares of 12% Redeemable Preferred Stock, together with all accrued dividends, which were held by TJS Partners, L.P., were exchanged for 135,709 shares of newly designated Series A Convertible Preferred Stock.

         The Series A Convertible Preferred Stock has a $10 par value, a liquidation preference of $350 per share and is convertible into 13,570,900 shares of SAI's common stock. The Series A Convertible Preferred Stock is also entitled to receive dividends equal to those that would have been received if the holder had converted into common stock.

         The holder of Series A Convertible Preferred Stock is entitled to vote on all matters on which holders of SAI's common stock are entitled to vote, on an as-converted basis. However, the total voting power of all securities owned by the holder of Series A Convertible Preferred Stock is limited to a maximum of 45% of the total number of votes eligible to vote on a matter submitted to our stockholders.

         In connection with the restructuring, SAI's By-laws were amended to increase the percentage of votes required to approve matters presented to the stockholders from a simple majority to requiring greater than sixty (60) percent. This super-majority provision will be in effect for as long as TJS Partners, L.P. owns 30% of SAI's common stock on an as-converted basis. Additionally, for so long as TJS Partners, L.P. owns at least fifteen percent (15%) of SAI's common stock on an as-converted basis,


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SAI's Board of Directors will consist of five directors. The By-laws as amended are included as an exhibit to SAI's Current Report on Form 8-K filed October 15, 1999.


2. The section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -Liquidity and Capital Resources - Loan Agreement with FINOVA Capital Corporation" is hereby amended and supplemented as follows:

         On September 30, 1999, SAI refinanced its previous $30,000,000 line of credit with FINOVA Capital Corporation. This previous line of credit had a principal balance outstanding of approximately $6,600,000 on the closing date. The refinancing with FINOVA and State Street Bank and Trust Company consists of a term loan and an acquisition line of credit. The term loan was in the principal amount of $7,000,000, which covered SAI's existing indebtedness to FINOVA (approximately $6,600,000) as well as transaction costs for the refinancing (approximately $390,000) and working capital. The acquisition line of credit of up to $38,000,000 is solely for acquisitions of central monitoring stations. SAI may draw on this line of credit for eighteen months. Both the term loan and the acquisition line of credit bear initial interest at a variable rate of prime plus 0.75% or the LIBOR rate plus 3.5%, at SAI's discretion. The interest rate is, however subject to an upward adjustment depending on the loan to recurring monthly revenue ratio. The loans mature in five years.



                       "THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS."